

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 3561

December 31, 2008

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: **EquityPoint, LLC Fund I Series**
Amended Form 1-A, filed December 22, 2008
File No.: 24-10220

Dear Mr. Buckels:

We refer to our letter dated December 31, 2008 regarding your December 22, 2008 amended filing. In addition to the comments in that letter, please revise your filing for the following two comments.

1. We note that the date of your balance sheet presented in the financial statements of July 20, 2008, exceeds six months. Please update your financial statements pursuant to Part F/S of Form 1-A.

2. Please expand your financial statements to present footnotes that comply with generally accepted accounting principles. For example, you should describe in the footnotes, at a minimum, your business, your organization, your significant accounting policies, related party transactions, and terms of your note payable.

*　　*　　*

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services

cc: Jillian Ivey Sidoti, Esq.
      Fax to 951-602-6049